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                            November 23, 2022

       Lei Chen
       Chief Executive Officer
       Pinduoduo Inc.
       28/F, No. 533 Loushanguan Road, Changning District
       Shanghai, 200051
       People's Republic of China

                                                        Re: Pinduoduo Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 12, 2022
                                                            File No. 001-38591

       Dear Lei Chen:

              We have reviewed your October 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       Financial Information Related to Our VIE, page 9

   1. We acknowledge your response to comment 2 and note from your prior response that you did not present the
WFOE column separately because you determined that Pinduoduo
                                                        Inc. is the primary
beneficiary, not the WFOE. While we do not conclude on your
                                                        identification of the
primary beneficiary, we believe that, in light of the fact that the
                                                        WFOE receives the
returns from the VIE, separate presentation of the WFOE in the consolidating schedule
would provide investors with meaningful information about the economic relationship
between the VIE and the WFOE, and the WFOE and its Cayman
                                                        Islands parent,
Pinduoduo Inc. Please revise to present the WFOE in a separate column, and present
intercompany transactions in separate line items.
 Lei Chen
Pinduoduo Inc.
November 23, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

2. We note your response to comment 3 and reissue comment in part. Please discuss the impact of pricing changes on your revenues. For example, you present average transaction services revenue as a percentage of GMV increased from 0.35% in 2020 to
      0.58% in 2021. Please clarify if the changes in prices attributed to such an increase.
Item 4. Information on the Company
Business Overview
Regulation, page 62

3. We note your response to comment 1. Please also discuss the regulations applicable to you in Hong Kong. Currently, your disclosure discusses the regulations that affect your business and operations in China, excluding Hong Kong. Please refer to
Item 4(B)(8) of
      Form 20-F.
General

4. We note your response to comment 8. Please confirm that in future filings you will disclose that you do not have cash management policies that dictate how funds are transferred among the referenced constituents of the company.
       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameLei Chen
                                                          Division of
Corporation Finance
Comapany NamePinduoduo Inc.
                                                          Office of Trade &
Services
November 23, 2022 Page 2
cc:       Yuting Wu
FirstName LastName